SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                    Under the Securities Exchange Act of 1934

                        TOR MINERALS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Par Value $0.25 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    890878101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             L. Steven Leshin, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Continued on following page(s).

CUSIP No. 890878101

         1.       Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Persons:

                           Paulson Ranch, Ltd.
                  --------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)  [  ]                 (b)  [x]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)    BK
                                                       -------------------------

         5.       Check box if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)   [ ]

         6.       Citizenship or Place of Organization     Texas
                                                       -------------------------

                              7.      Sole Voting Power          768,574
                                                             ---------------
         Number of Units
         Beneficially Owned   8.      Shared Voting Power           0
         by Each Reporting                                   ---------------
         Person With
                              9.      Sole Dispositive Power     768,574
                                                             ---------------

                             10.      Shared Dispositive Power      0
                                                             ---------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                     768,574
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [x]

         13.      Percent of Class Represented by Amount in Row 11.
                                      14.5%
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                     PN; IV
                  --------------------------------------------------------------

CUSIP No. 890878101

         1.       Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Persons:
                           Bernard A. Paulson
                  --------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)  [  ]                 (b)  [x]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)    Not Applicable
                                                       -------------------------

         5.       Check box if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)   [ ]

         6.       Citizenship or Place of Organization     United States
                                                       -------------------------

                         7.      Sole Voting Power             871,274
                                                           ----------------
         Number of Units
         Beneficially    8.      Shared Voting Power             0
         Owned by Each                                     ----------------
         Reporting Person
         With            9.      Sole Dispositive Power        871,274
                                                           ----------------

                        10.      Shared Dispositive Power        0
                                                           ----------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                     871,274
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
                                       [x]
                  --------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row 11.
                                     16.4 %
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                     IN; 00
                  --------------------------------------------------------------

Schedule 13D

This Amendment No. 5 to Schedule 13D amends the Schedule 13D, filed December 29, 1999, as previously amended (the "Schedule 13D"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used by not defined herein have the meanings ascribed to such terms in the
Schedule 13D. "No material changes" means no material changes to the response contained in the Schedule 13D previously filed.

Item 1.  Security and Issuer.

                  No material changes

Item 2.  Identity and Background.

                  No material changes

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable

Item 4.  Purpose of Transactions.

         This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, par value $0.25 per share (the "Shares"), of Tor Minerals International, Inc. (the "Issuer"). This Amendment No. 5 amends the initial statement on Schedule 13D dated April 27, 1999, and all amendments thereto (collectively, the "Prior Statement"). This Amendment No. 5 is being filed to reflect that in May 2000, Bernard A. Paulson acquired 2,000 Shares, in August 2000, Mr. Paulson acquired 900 shares, in October 2000, Mr. Paulson acquired 5,700 shares, in November 2000, Mr. Paulson acquired 800 shares and in December, 2000, Mr. Paulson acquired 11,300 Shares. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Prior Statement.

         The Prior Statement is supplementally amended as follows:

Item 5.  Interest in Securities of the Issuer.

(a) (ii) Mr. Paulson may be deemed to have the sole power to direct the voting and disposition of 871,274 (approximately 16.4% of the total number of Shares issued and outstanding assuming exercise of the options held for his account). This number includes (A) 768,574 Shares held for the account of Paulson Ranch,
(B) 62,700 Shares held for his account and (C) 40,000 Shares issuable upon the exercise of currently exercisable options held for his account.

(b)(ii) Mr. Paulson may be deemed to have the sole power to direct the voting and disposition of the 768,574 Shares held for the account of Paulson Ranch and the 102,700 Shares (and securities derivative thereof) held for his account.

(c) In November 2000, Mr. Paulson acquired 800 shares at $1.625 per share and in December, 2000, Mr. Paulson acquired 6,100 Shares at $1.625 per share, 1,000 Shares at $1.376 per share, 1,000 Shares at 1.4375 per share, 2,000 Shares at
1.25 per share and 1,200 Shares at $1.375 per share.

Item 6. Contracts, Arrangements, Understandings or Relationship's with Respect to Securities of the Issuer.

                  None

Item 7.  Materials to Be Filed as Exhibits.

                  None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 3, 2001

                                            PAULSON RANCH LTD.

                                            By: PAULSON RANCH MANAGEMENT, L.L.C.

                                                By:  /s/ Bernard A. Paulson
                                                     ---------------------------
                                                     Name: Bernard A. Paulson
                                                     Title: Member


                                                     /s/ Bernard A. Paulson
                                                     ---------------------------
                                                     Bernard A. Paulson